SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We remain focused on the strategy of margin recovery

International market continue to increase yields

São Paulo, January 09, 2012 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of November 2011.

Domestic market

In the domestic market in November, we had an increase in demand (in RPK) of 2.6%, combined with an increase of 2.5% in the supply (in ASKs) compared with November 2010, which led to a stability of the load factor to 66.6%. Our market share in the domestic market was 40.2% this month.

In November, the yield (average price paid per passenger per kilometer) showed a slight reduction compared to October. We remain focused on the strategy of margin recovery started in August and confirm for the 4Q11 our expectation of yield increase compared to 3T11.

International market

In the international market, compared to the same month of 2010, we saw a rise of 6.7% in demand with a 6.7% increase in supply resulting in a load factor of 77.2%. Our market share among Brazilian carriers in November was 88.5%.

November is seasonally the weakest month of the quarter for international flights, however we continue to see high demand. As compared to November 2010 the load factor remained almost stable, remembering that in that period we recorded the best load factor of our history for the month.

The international yield in dollar increased both in comparison with October and in the annual comparison.

Tables

Domestic Market	November 2011	November 2010	Var. % YoY	October 2011	Var. % MoM	Jan-Nov 2011	Jan-Nov 2010	Var. % YoY
TAM
ASK (millions) – Supply	4,008	3,911	2.5%	4,090	-2.0%	44,521	40,372	10.3%
RPK (millions) – Demand	2,670	2,603	2.6%	2,708	-1.4%	30,501	27,040	12.8%
Load Factor	66.6%	66.6%	0.1 p.p.	66.2%	0.4 p.p.	68.5%	67.0%	1.5 p.p.
Market share	40.2%	43.0%	-2.8 p.p.	39.6%	0.6 p.p.	41.2%	42.6%	-1.4 p.p.

International Market	November 2011	November 2010	Var. % YoY	October 2011	Var. % MoM	Jan-Nov 2011	Jan-Nov 2010	Var. % YoY
TAM
ASK (millions) – Supply	2,340	2,193	6.7%	2,417	-3.2%	26,071	23,568	10.6%
RPK (millions) – Demand	1,807	1,694	6.7%	2,011	-10.2%	21,278	18,773	13.3%
Load Factor	77.2%	77.3%	0.0 p.p.	83.2%	-6.0 p.p.	81.6%	79.7%	2.0 p.p.
Market share	88.5%	85.7%	2.9 p.p.	88.5%	0.1 p.p.	88.0%	86.9%	1.1 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 40.2% in November; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.5% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.